UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________to________________

Commission File Number 000-50351

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Genesis HealthCare Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genesis HealthCare Corporation

101 East State Street

Kennett Square, PA 19348

(610) 444-6350

Genesis HealthCare Corporation 401(k) Plan Financial Statements, Supplemental Schedule and Exhibits.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 – 3:	Not applicable under ERISA filing.

Item 4:	Financial Statements and Exhibits.

GENESIS HEALTHCARE CORPORATION 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

GENESIS HEALTHCARE CORPORATION 401(k) PLAN

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Report of Independent Registered Public Accounting Firm

The Pension Committee and the Participants

Genesis HealthCare Corporation 401(K) Plan:

We have audited the accompanying statements of net assets available for benefits of the Genesis HealthCare Corporation 401(K) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Ours audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 26, 2006

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GENESIS HEALTHCARE CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets:
Investments, at fair value	$192,851,293	172,092,736
Employer matching receivable	4,455,740	4,206,126
Employee contribution receivable	1,191,424	390,857
Loans to participants	6,670,134	6,059,028
Total assets	205,168,591	182,748,747
Net assets available for benefits	$205,168,591	182,748,747

See accompanying notes to financial statements.

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GENESIS HEALTHCARE CORPORATION 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions:
Contributions:
Employees	$24,062,356	22,763,019
Employer	4,448,739	3,943,203
Rollovers	815,197	571,288
Net appreciation in fair value of investments	7,731,651	12,322,415
Interest income and dividends	6,148,866	3,903,437
Transfers from affiliated plans	109,282	2,103,939
Total additions	43,316,091	45,607,301
Deductions:
Benefit payments	18,235,856	14,991,633
Administrative fees	1,016,221	953,668
Transfers to affiliated plans	1,644,170	453,882
Total deductions	20,896,247	16,399,183
Net increase	22,419,844	29,208,118
Net assets:
Beginning of period	182,748,747	153,540,629
End of period	$205,168,591	182,748,747

See accompanying notes to financial statements.

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Genesis HealthCare Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the Genesis HealthCare Corporation 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is for the benefit of all employees of Genesis HealthCare Corporation (the Company) who complete six consecutive months during which they have been credited with at least 500 hours of service in their first six months, or if initial eligibility is not met, employees who complete 12 consecutive months of service during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter, and who have not been employed under the terms and conditions of a collective bargaining agreement. The Plan was adopted on December 1, 2003, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

The Plan trustee is Wachovia Bank N.A. (see also note 8 – Party-in-Interest Transactions).

(b)	Contributions

Eligible employees may make a voluntary, tax-deferred annual contribution of up to $ 14,000 and $13,000 to the Plan for the years ended December 31, 2005 and 2004, respectively. This figure is adjusted annually for inflation as provided under the Internal Revenue Code. In addition, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2005 and 2004, the catch-up contribution limitation was $ 4,000 and $3,000, respectively.

Each plan year, the board of directors of the Company may fix the proportionate matching contribution at any level, and intends to announce the level of such contributions in advance of each plan year. For the 2005 plan year, the board approved matching contributions of $4,455,740 on behalf of each participant representing 50% of the individual’s contribution to the Plan, limited to 1.5% for non-highly compensated employees’ and 1% of highly compensated employees’ annual salary. For the 2004 plan year, the board approved matching contributions of $4,206,126 on behalf of each participant representing 50% of the individual’s contribution to the Plan, limited to 1.5% for non-highly compensated employees’ and 1% of highly compensated employees’ annual salary.

The Company may also elect to make an additional profit-sharing contribution to the Plan. Such contribution is a discretionary contribution, subject to approval by the Company’s board of directors. The Company did not elect to make any profit-sharing contributions for the years ended December 31, 2005 and 2004.

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Genesis HealthCare Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

In order for a participant to share in the employer’s matching and/or profit-sharing contributions for any plan year, the participant must have met one of the following conditions during the plan year to be considered an “active participant”:

(a)	Remained employed on the last day of the plan year;
(b)	retired;
(c)	died; or
(d)	became disabled.

In addition, a participant is also required to have a minimum of 1,000 hours of service in the plan year to share in profit-sharing contributions.

(c)	Forfeitures

Forfeitures of non-vested Company contributions are used to offset such future contributions.

(d)	Participant Accounts

Participants have a nonforfeitable interest in their contributions at all times, although there are certain restrictions and options on withdrawals. The participants’ vested interest in their employer matching contributions and employer profit-sharing contributions is as follows:

(a)	With regard to employer contributions made to a predecessor plan or the Plan for years after December 31, 2001:

Participant’s
Participant’s	vested
years of vesting service	percentage
Less than 2 years of vesting service	None
2 years of vesting, but fewer than 3	20%
3 years of vesting, but fewer than 4	40%
4 years of vesting, but fewer than 5	60%
5 years of vesting, but fewer than 6	80%
6 years or more	100%

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Genesis HealthCare Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

(b)	With regard to employer matching contributions and employer profit-sharing contributions made to a predecessor plan for years on or before December 31, 2001:

Participant’s
Participant’s	vested
years of service	percentage
Fewer than five years	None
Five years or more	100%
Attainment of age 65, death, or disability while in the employ of the Company	100%

The Plan provides for modification of the vesting schedule to 100% after three or more years of service in certain situations.

(e)	Payment of Benefits

Normal and deferred retirement benefits, disability benefits, and vested benefits are generally distributed as a single sum. A participant may request that normal retirement benefits be distributed in approximately equal installments over a period of years not to exceed the life expectancy of the participant and the participant’s designated beneficiary.

(f)	Investment Income

Unrealized appreciation (depreciation) of investments is determined based upon quoted market values. Dividends, interest income, and capital gains (losses) are reinvested. Such amounts are added to or deducted from the participants’ accounts based on the terms of the Plan.

(g)	Transfers

Participants are able to transfer assets between the Plan and other Genesis HealthCare Corporation sponsored plans.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

(a)	Administrative Expenses

Most administrative expenses incurred in the operation of the Plan are paid by the Plan.

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Genesis Healthcare Corporation 401(k) Plan

Notes to Financial Statements December 31, 2005 and 2004

(b) Investment Valuation

Investments in common collective trust funds and certain Trustee sponsored mutual funds (collectively, common funds) are stated at estimated fair values, which have been determined based on the unit or share values of the funds. Unit or share values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units or shares outstanding at year-end. The fair values of the underlying investments of these funds are based upon quoted market prices.

Investments in mutual funds are stated at fair value based upon quoted market prices.

Investments in unitized common stock funds (common stock funds) are reported at fair value based upon quoted asset values of shares of the fund. As of December 31, 2005 and 2004, the common stock funds held shares of common stock of either NeighborCare, Inc. (2004 only) or Genesis HealthCare Corporation (Company common stock) and a money market or cash account. The shares of Company common stock held are stated at fair value based upon the closing sales price of the common stock at year-end. The money market account is stated at its estimated fair value, which as of December 31, 2005 and 2004 was $96,588 and $120,952, respectively.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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Genesis Healthcare Corporation 401(k) Plan

Notes to Financial Statements December 31, 2005 and 2004

(3)	Investments

All investments are as directed by Plan participants. A participant may direct contributions in any of the investment options in increments of 1%.

The following presents the investment balances at December 31, 2005 and 2004:

	December 31,
	2005	2004

AIM Basic Value Fund	$-	2,094,407
American Century Small Company Fund for Advice Track	345,288	91,860
American Century Small Company Fund/ADV	3,943,339	2,900,298
American Funds Growth Fund of America *	37,943,466	33,673,444
Artisan Small Cap Fund for Advice Track	45,808	21,375
Dreyfus Mid Cap Index Fund	8,345,593	6,058,843
Evergreen Emerging Market Growth Fund I for Advice Track	234,364	95,561
Evergreen International Bond Fund I for Advice Track	610,665	746,964
Evergreen International Equity Fund I for Advice Track	1,079,524	574,171
Evergreen Strategic Growth Fund I for Advice Track	1,726,336	940,057
Federated Capital Preservation Fund *	31,541,040	31,744,144
Harbor Small Cap Value Fund for Advice Track	107,097	6,050
Lazard Emerging Markets Institutional Fund for Advice Track	5,605	-
Merrill Lynch Large Cap Value Fund	2,656,114	-
Pimco High Yield Fund I for Advice Track	1,015,079	954,754
T. Rowe Price Equity Income Fund for Advice Track	2,452,141	1,255,369
Templeton Growth Fund *	26,898,807	24,571,584
Thornburg International Value Fund	441,987	-
Vanguard Wellington Fund *	35,286,029	30,628,666
Wachovia Diversified Bond Group Trust Fund for Advice Track	2,460,852	831,323
Wachovia Diversified Bond Group Trust Fund *	17,088,880	17,065,059
Wachovia Enhanced Stock Market Fund for Advice Track	843,054	340,612
Wachovia Enhanced Stock Market Fund *	15,808,955	14,738,047
Wachovia Stable Investment Fund for Advice Track	63,846	837,176
Genesis HealthCare Corporation Stock Fund	1,907,424	1,458,427
NeighborCare Stock Fund	-	464,545
	$192,851,293	172,092,736

*	Represents 5% or more of the Plan’s net assets.

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Genesis Healthcare Corporation 401(k) Plan

Notes to Financial Statements December 31, 2005 and 2004

During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $ 7,731,631 and $12,322,415, respectively, as follows:

	2005	2004

Mutual Funds	$6,180,742	7,930,344
Common Funds	1,477,277	3,754,999
Common Stock Funds:
Genesis HealthCare Corporation Stock Fund	27,611	382,598
NeighborCare Stock Fund	46,021	254,474
	$7,731,651	12,322,415

(4)	Forfeitures

The employer contributions for the 2005 and 2004 plan years were made subsequent to Plan year-end, and were offset by non-vested forfeiture accounts. As of December 31, 2005 and 2004, forfeiture accounts used for the reduction of such employer contributions were $261,740 and $266,982 respectively.

(5)	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, and/or terminate the Plan at any time. Upon termination, all participants will become fully vested in the amounts credited to their account under the Plan.

(7)	Loan Fund

Participants are able to borrow up to 50% of their vested balance with a minimum loan of $1,000 and a maximum loan of $50,000. Such loans are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Only one loan outstanding at a time is permitted. Prior plans merged into the Plan permitted multiple loans, which were grandfathered into the Plan. Interest rates range from 4.00% to 9.53% as of December 31, 2005.

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Genesis Healthcare Corporation 401(k) Plan

Notes to Financial Statements December 31, 2005 and 2004

(8)	Party-in-Interest Transactions

Plan investments in the American Century Small Company Fund for Advice Track, the Artisan Small Cap Fund for Advice Track, the Evergreen Emerging Markets Growth Fund I for Advice Track, the Evergreen International Bond Fund I for Advice Track, the Evergreen International Equity Fund I for Advice Track, the Evergreen Strategic Growth Fund I for Advice Track, the Harbor Small Cap Value Fund for Advice Track, the Lazard Emerging Markets Institutional Fund for Advice Track, the Pimco High Yield Fund I for Advice Track, the T. Rowe Price Equity Income Fund for Advice Track, the Wachovia Diversified Bond Group Trust Fund, the Wachovia Diversified Bond Group Trust Fund for Advice Track, the Wachovia Enhanced Stock Market Fund, the Wachovia Enhanced Stock Market Fund for Advice Track, and the Wachovia Stable Investment Fund for Advice Track are shares of funds managed by Wachovia Bank N.A., the trustee. These transactions qualify as party-in-interest transactions.

Plan investments in the Genesis HealthCare Corporation Stock Fund invest in shares of the Plan sponsor’s publicly traded stock. These transactions qualify as party-in-interest transactions.

The Plan incurred $942,028 and $796,298 of administrative fees for Wachovia’s trustee and record-keeping services in 2005 and 2004, respectively, which are included in administrative fees in the statements of changes in net assets available for benefits. These transactions qualify as party-in-interest transactions.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as of December 31, 2005 and 2004 from the financial statements to the Form 5500:

	2005	2004

Net assets available for benefits per the financial statements	$205,168,591	182,748,747
Employer and participant receivables	(5,647,164)	(4,596,983)
Net assets available for benefits per the Form 5500	$199,521,427	178,151,764

The following is a reconciliation of contributions for the years ended December 31, 2005 and 2004 from the financial statements to the Form 5500:

	2005	2004

Employee and employer contributions per the financial statements	$28,511,095	26,706,222
Change in employer and participant receivables	(1,050,181)	(182,026)
Employee and employer contributions per the Form 5500	$27,460,914	26,524,196

(10)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

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Genesis Healthcare Corporation 401(k) Plan

Notes to Financial Statements December 31, 2005 and 2004

(11)	Plan Amendments

Effective January 1, 2006, Plan eligibility requirements were amended to require 60 days employment from the date of hire for full and part-time employees. The amendment also provides for automatic enrollment for new full and part-time employees with an initial contribution rate of 2%. Employees may opt out of the automatic enrollment at any time.

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Schedule 1

GENESIS HEALTHCARE CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Description	Shares or face amount	Fair value
Funds:
American Century Small Company Fund for Advice Track*	27,805	$345,288
American Century Small Company Fund/ADV	406,949	3,943,339
American Funds Growth Fund of America	1,244,039	37,943,466
Artisan Small Cap Fund for Advice Track*	4,040	45,808
Dreyfus Mid Cap Index Fund	298,697	8,345,593
Evergreen Emerging Market Growth Fund I for Advice Track*	11,526	234,364
Evergreen International Bond Fund I for Advice Track*	54,161	610,665
Evergreen International Equity Fund I for Advice Track*	64,646	1,079,524
Evergreen Strategic Growth Fund I for Advice Track*	140,118	1,726,336
Federated Capital Preservation Fund	2,556,269	31,541,040
Harbor Small Cap Value Fund for Advice Track*	6,567	107,097
Lazard Emerging Markets Institutional Fund for Advice Track*	549	5,605
Merrill Lynch Large Cap Value Fund	157,353	2,656,114
Pimco High Yield Fund I for Advice Track*	84,886	1,015,079
T. Rowe Price Equity Income Fund for Advice Track*	184,263	2,452,141
Templeton Growth Fund	1,172,572	26,898,807
Thornburg International Value Fund	18,840	441,987
Vanguard Wellington Fund	1,162,637	35,286,029
Wachovia Diversified Bond Group Trust Fund for Advice Track*	231,501	2,460,852
Wachovia Diversified Bond Group Trust Fund*	426,514	17,088,880
Wachovia Enhanced Stock Market Fund for Advice Track*	64,656	843,054
Wachovia Enhanced Stock Market Fund*	186,194	15,808,955
Wachovia Stable Investment Fund for Advice Track*	5,998	63,846
Stock Fund:
Genesis HealthCare Corporation Stock Fund *	118,438	1,907,424
Loans to participants (interest rates range from 4.00% to 9.53%)*		6,670,134
Total investments		$199,521,427

*	Represents a party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

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SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

GENESIS HEALTHCARE CORPORATION 401(k) PLAN
(Name of Plan)

Date: June 29, 2006
	By:	/s/ James W. Tabak
James W. Tabak,
Sr. Vice President, Human Resources
Genesis HealthCare Corporation

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EXHIBIT INDEX

ITEM 23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM